UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

(Name of Issuer)

Common Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Steven B. Klinsky

New Mountain Investments III, L.L.C.

787 Seventh Avenue

New York, NY 10019

(212) 720-0300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Investments III, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,221,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,221,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,221,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.9%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No.

Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian AIV, L.P.

Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,221,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,221,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,221,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.9%

14	Type of Reporting Person PN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance AIV Holdings Corporation generally will be exercised by it in accordance with the directions of the investors in the Reporting Person.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Finance AIV Holdings Corporation

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 16,221,938*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,221,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 16,221,938*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 43.9%

14	Type of Reporting Person CO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by the Reporting Person generally will be exercised by it in accordance with the directions of the investors in New Mountain Guardian AIV, L.P.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) New Mountain Guardian GP, L.L.C.

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 76,463*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 76,463*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer owned by New Mountain Finance Corporation generally will be exercised by it in accordance with the directions of its shareholders.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds AF, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 2,107,916

	8	Shared Voting Power 16,378,552*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 16,221,938

11	Aggregate Amount Beneficially Owned by Each Reporting Person 18,486,468*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 50.0%

14	Type of Reporting Person IN

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised (i) with respect to the common membership units owned by New Mountain Finance AIV Holdings Corporation in accordance with the directions of the partners of New Mountain Guardian AIV, L.P. (including the partners of its limited partners), (ii) with respect to the common membership units owned by the Reporting Person, in accordance with the directions of the Reporting Person and (iii) with respect to the common membership units owned by New Mountain Finance Corporation, in accordance with the directions of its shareholders.  The Steven B. Klinsky Trust holds 80,151 of the securities shown above.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Steven B. Klinsky Trust

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 80,151*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 80,151*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.2%

14	Type of Reporting Person OO

* Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

SCHEDULE 13D/A

CUSIP No.

1	Name of Reporting Person I.R.S. Identification No. of Above Person (Entities Only) Adam J. Collins

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO, PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 14,345

	8	Shared Voting Power 80,151*

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 94,496*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 0.3%

14	Type of Reporting Person OO

* 80,151 of these securities are held in the Steven B. Klinsky Trust, of which the Reporting Person is the trustee.  Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to 94,496 common membership units of the Issuer generally will be exercised in accordance with the directions of the Reporting Person.

This Amendment No. 2 amends and supplements the statement on Schedule 13D, filed on May 31, 2011, as amended by Amendment No. 1 thereto filed on August 9, 2011 (collectively, the “Schedule 13D”), by New Mountain Investments III, L.L.C., a Delaware limited liability company, New Mountain Guardian AIV, L.P., a Delaware limited partnership, New Mountain Finance AIV Holdings Corporation, a Delaware corporation (“AIV Holdings”), New Mountain Guardian Partners, L.P. , a Delaware limited partnership (“Guardian Partners”), New Mountain Guardian GP, L.L.C., a Delaware limited liability company (“Guardian GP”), Steven B. Klinsky, the Steven B. Klinsky Trust and Adam J. Collins (collectively, the “Reporting Persons”)(1) with respect to the common membership units (“Units”), of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Issuer”).  Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.  Except as herein amended or supplemented, all other information in the Schedule 13D is as set forth therein.

Item 5.                                   Interest in Securities of the Issuer

Items 5(a) and 5(b) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a) — (b).  With respect to each Reporting Person, the aggregate percentage of Units reported beneficially owned by such person named herein is based upon 36,912,573 Units outstanding, which is the total number of Units outstanding as of September 28, 2012.  The aggregate number of Units to which this statement relates is 18,486,468 Units, constituting approximately 50.0% of the outstanding Units of the Issuer.

With respect to each Reporting Person, for the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which such Reporting Person has the sole power to vote or to direct the vote, the number of securities for which such Reporting Person has the shared power to vote or to direct the vote, the number of securities for which such Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which such Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover pages.

Item 5(c) of the Schedule 13D is hereby amended to add the following:

On September 28, 2012, New Mountain Finance completed an underwritten public offering of 4,000,000 shares of its Common Stock at a public offering price of $15.00 per share on behalf of AIV Holdings (the “Resale Offering”). In connection with the Resale Offering, AIV Holdings exchanged 4,000,000 Units held by AIV Holdings for 4,000,000 shares of New Mountain Finance Common Stock and instructed New Mountain Finance to issue such shares directly to the underwriters for this offering. AIV Holdings granted the underwriters for the Resale Offering a 30-day option to purchase up to an additional 600,000 shares of New Mountain Finance Common Stock, which, if such option is exercised, would require AIV

(1)               Neither the present filing nor anything contained herein shall be construed as an admission that (i) any Reporting Person constitutes a “person” for any purposes other than Section 13(d) of the Act, (ii) any of the Reporting Persons are, for purposes of Section 13(d) or Section 16 of the Act or otherwise, a member of a group or (iii) any of the Reporting Persons are, for the purposes of Sections 13(d) of the Act, the beneficial owner of any securities other than securities directly owned by such Reporting Persons.

Holdings to exchange a corresponding number of additional Units held by AIV Holdings for shares of New Mountain Finance Common Stock and instruct New Mountain Finance to issue such shares directly to the underwriters for the Resale Offering.

Item 6.                                   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

AIV Holdings, the Issuer, New Mountain Finance and certain other parties have entered into the Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”), pursuant to which each of AIV Holdings has the right, subject to certain conditions, to exchange its Units for shares of New Mountain Finance Common Stock on a one-to-one basis. The LLC Agreement also provides that the Issuer intends to make distributions to its members (including AIV Holdings and New Mountain Finance), in an amount that is sufficient to enable New Mountain Finance to pay quarterly distributions to its shareholders and to obtain and maintain New Mountain Finance’s status as a regulated investment company. A more complete summary of the LLC Agreement is set forth in the Issuer’s Prospectus dated September 25, 2012, as filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2012. Such summary is qualified in its entirety by the terms of the LLC Agreement, which is set forth as Exhibit 99.2 and is incorporated herein by reference.

Pursuant to the Dividend Reinvestment Plan, if New Mountain Finance’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of New Mountain Finance Common Stock (unless a stockholder opts out of such reinvestment), and New Mountain Finance will automatically reinvest such cash in additional Units of the Issuer. New Mountain Finance intends to make distributions to its stockholders out of assets legally available for distribution each quarter. A more detailed summary of the Dividend Reinvestment Plan is set forth in the Issuer’s Prospectus dated September 25, 2012, as filed with the SEC on September 25, 2012. This summary is qualified in its entirety by the terms of the Dividend Reinvestment Plan, which is set forth as Exhibit 99.3, and is incorporated herein by reference.

In connection with the Resale Offering, New Mountain Finance, the Issuer and AIV Holdings, among others, entered into an underwriting agreement, dated September 25, 2012, with certain underwriters (the “Underwriting Agreement”). A more detailed summary of the Underwriting Agreement is set forth in the Issuer’s Prospectus dated September 25, 2012, as filed with the SEC on September 25, 2012. This summary is qualified in its entirety by the terms of the Underwriting Agreement, which is set forth as Exhibit 99.4, and is incorporated herein by reference.

Item 7.                                   Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and restated in its entirety as follows:

99.1                         Joint Filing Agreement, dated May 31, 2011.

99.2                           Form of Amended and Restated Limited Liability Company Agreement of the Issuer filed as Exhibit (b)(3) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.3                           Form of Dividend Reinvestment Plan of New Mountain Finance filed as Exhibit (e) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.4                           Underwriting Agreement, dated September 25, 2012, filed as Exhibit (h)(3) to the Post-Effective Amendment No. 2 to the Issuer’s Registration Statement on Form N-2 dated September 25, 2012, and incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  October 3, 2012

NEW MOUNTAIN INVESTMENTS III, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN GUARDIAN AIV, L.P.

By:	New Mountain Investments III, L.L.C.,
its general partner

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

NEW MOUNTAIN FINANCE AIV HOLDINGS CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer

NEW MOUNTAIN GUARDIAN GP, L.L.C.

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky
Title: Managing Member

Steven B. Klinsky

/s/ Steven B. Klinsky

STEVEN B. KLINSKY TRUST

By:	/s/ Steven B. Klinsky
Name: Steven B. Klinsky

Adam J. Collins

/s/ Adam J. Collins